NOTICE OF MEETING OF SHAREHOLDERS

MEETING INFORMATION		AGENDA
Date:	Thursday April 29, 2021	1. To receive and consider our consolidated financial statements for the year ended December 31, 2020, together with the report of the auditors.

Time:	3:00 p.m.	2. Elect eight (8) directors.
	(Calgary time)	3. Appoint the auditors and authorize the directors to fix their remuneration.

Place:	Online at:	4. Consider a non-binding advisory resolution to accept our approach to executive compensation.
https:// web.lumiagm.com/270581187
5. Transact such other business as may properly be brought before the meeting or any adjournment thereof.

In light of the COVID-19 pandemic, the continuing restrictions on public gatherings and to mitigate the risks to health and safety of our community, shareholders and employees, we will be holding this year’s meeting by way of a Virtual only meeting. All shareholders regardless of geographic location and equity ownership are able to attend the meeting. Registered shareholders and duly appointed proxyholders will be able to vote, ask questions and engage with the Chair of the Board and the CEO of the Company. Beneficial shareholders (being shareholders who hold their shares through a broker, investment dealer, bank, trust Company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will be able to attend as a guest and view the webcast but will not be able to ask questions or vote at the meeting. Shareholders will not be able to attend the meeting in person.

It is very important that shareholders read the Circular and other meeting materials carefully. They contain important information with respect to voting and attending and participating at the meeting.

As always, we encourage shareholders to vote their shares prior to the meeting. Shareholders can vote online, by email or complete, date and sign the form of proxy or voting instruction form and return it by mail or fax as follows:

	BENEFICIAL SHAREHOLDERS	REGISTERED SHAREHOLDERS
	Shares held with a broker, bank or other intermediary	Shares held in own name and represented by a physical certificate
INTERNET	www.proxy vote.com	https:// login.odysseytrust.com/pxlogin
EMAIL OR FAX	Call or fax to the number(s) listed on your voting instruction form	Email: proxy@odysseytrust.com Fax: 1-800-517-4553
MAIL	Return the voting instruction form in the enclosed postage paid envelope	Return the form of proxy in the enclosed postage paid envelope
A vote submitted via the internet must be received by 3:00 p.m. (Calgary time) on April 27, 2021 or at least 48 hours prior to the time of any adjournment of the meeting. In order to be valid and acted upon at the meeting, forms of proxy must be returned to the aforesaid address or fax number not less than 48 hours before the time for holding the meeting or any adjournment thereof.
Only shareholders of record at the close of business on March 15, 2021 will be entitled to vote at the meeting, unless that shareholder has transferred any shares subsequent to that date and the transferee shareholder, not later than ten days before the meeting, establishes ownership of the shares and demands that the transferee's name be included on the list of shareholders entitled to vote at the meeting.
DATED at Calgary, Alberta, this 17th day of March 2021.
By order of the Board of Directors
"Edward D. LaFehr", President and Chief Executive Officer